

July 3, 2012

Via E-mail
Luis Carlos Trabuco Cappi
Chief Executive Officer
Bank Bradesco
Cidade de Deau S/N
Vila Yara, 06029-900
Osasco – SP, Brazil

 Re: **Bank Bradesco**
  Form 20-F for the Fiscal Year Ended December 31, 2011
  Filed April 30, 2012
  File No. 001-15250

Dear Mr. Luis Carlos Trabuco Cappi:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3. D. Risk Factors
Risks relating to Bradesco and the Brazilian banking industry

The Brazilian government regulates the operations of Brazilian financial institutions…., page 16

1. We note you are one of the largest credit card issuers in Brazil as of December 31, 2011. We further note your disclosure here regarding new regulations affecting the credit card industry that may have a material adverse effect on the revenues from your credit card business.

Please revise your future filings to describe in more detail the impact these regulations have had or will have on your credit card fee income. Provide us with your proposed disclosure.

Item 18. Financial Statements

Consolidated Statement of Income, F-5

2. Please consider revising future filings to present additional line items on the face of the statement of income for total operating income and total operating expense. Refer to paragraph 85 of IAS 1.

Notes to the Consolidated Financial Statements

General

3. Please revise future filings to disclose assets and liabilities expected to be recovered or settled after more than 12 months in accordance with paragraph 61 of IAS 1. Show us what your revised disclosure will look like in future filings in your response.

Note 3 – Risk Management

Renegotiated Loans and Advances, F-46

4. It is unclear from your disclosure on page F-46 if renegotiated loans and advances are considered impaired. Please tell us and revise future filings to include the following related to these loans:

- Explain your policy for determining whether a loan modification is considered impaired or not;
- Explain in detail your policy for determining impairment on modified loans and advances and how you considered the guidance in paragraph 59(c) of IAS 39 when evaluating these loans for impairment;
- Specifically disclose all the factors you consider at the time a loan is modified to determine whether the loan should continue to accrue interest and explain how such interest is calculated;
- Quantify the type of concessions made on loan modifications (reduction in interest rate, payment extensions, forgiveness of principal, etc) and discuss your success with the different types of concessions; and
- Tell us the impairment charges taken on renegotiated loans and advances in the periods presented, if any.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant